TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN ANNOUNCES FREEGOLD DEFAULTS ON LOAN

TORONTO – July 17, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) announced today that Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) ('Freegold') has not repaid the US$2.25 million secured loan due to Tiomin on July 15, 2009. The original bridge loan to Freegold was due January 15, 2009, and subsequently extended to February 10, and further extended to July 15th. Tiomin and the other bridge loan lender have agreed to a further extension to August 15, 2009, during which period a final resolution is sought.

Tiomin is reviewing its options to exercise its security rights to recover the bridge loan in the most accretive way for its shareholders. In press releases Freegold says it is working to satisfy its various debt obligations and raise additional working capital, which may include the sale of individual projects. There is no assurance that Freegold will successfully conclude any such transaction or arrange financing to satisfy its creditors.

Robert Jackson, President and CEO of Tiomin said "This is a difficult time for many junior explorers and Freegold is no exception. However, Freegold's debt problems do not diminish the geological merit of its assets. We see value in Freegold's assets and seek a constructive resolution of this issue".

About Freegold

Freegold is a North American exploration and development company that is currently exploring advanced-stage gold projects in Idaho and Alaska. Freegold holds a 100% interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska. It also has an exploration agreement with an option to lease the Vinasale gold project in central Alaska.

About Tiomin Resources Inc.

Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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Certain of the information contained in this news release constitutes 'forward-looking statements' within the meaning of securities laws. Such forward-looking statements, including but not limited to those with respect to the prices of metals and minerals, estimated future production and estimated costs of future production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development

and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the documents of the Company filed from time to time with the Ontario Securities Commission.